Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Retailer Letter — Lance Version
Dear [insert retailer name]:
As you may have heard in the news, Lance, Inc. and Snyder’s of Hanover, Inc. announced today the intent to merge our two snack food companies pending regulatory and shareholder approval. The proposed merger will help us be an even better partner to customers, like you.
In addition to offering an expanded but diverse portfolio of snack food products, the combined company will have one of the largest Direct Store Delivery (DSD) systems in the country with an expansive coast-to-coast distribution network.
While it is too early to begin developing strategies on how your relationship would work with the proposed combined company, we are excited about the proposed merger with Snyder’s and how this will enable us to grow our relationship with you. Please keep in mind the regulatory review process can take time and until we receive final regulatory and shareholder approval, it will be will be business as usual.
We will continue to work with you to develop programs, pricing and promotions that best suit your needs and the needs of Lance consumers who purchase our product at your stores. Please continue to develop and implement programs specific just to Lance until the shareholders and appropriate regulators approve the proposed merger — which we hope will occur this fall.
Over the next few days/weeks, your Lance representative will be reaching out to see if you have any questions or concerns about the proposed merger and to ensure that we can continue to meet your needs and those of your consumers.
Just as Lance has been, the proposed Snyder’s-Lance, Inc. will continue to be an organization focused on providing added value to our customers along with a superior customer service experience.
We hope you will share in our excitement about the proposed merger which, among other benefits, will help to make sure we can continue to be a great partner to our customers and vendors in a very competitive snack food industry.
Sincerely,
John Baist
Vice President Customer Development
Lance, Inc.